Exhibit 21.1

LIST OF SUBSIDIARIES OF SILVERSUN TECHNOLOGIES HOLDINGS, INC.

Name	Incorporated
SWK Technologies, Inc.	Delaware	100% Owned
Secure Cloud Services, Inc.	Nevada	100% Owned
Critical Cyber Defense Corporation	Nevada	100% Owned
SWK Technologies Canada, Inc. (a subsidiary of SWK Technologies, Inc.)	Canada	100% Owned